Exhibit 99.1

Arbe Announces Q1 2026 Financial Results

TEL AVIV, Israel, May 28, 2026 -- Arbe Robotics Ltd. (NASDAQ: ARBE) (TASE: ARBE), a global leader in perception radar solutions, today announced financial results for its first quarter ending March 31, 2026.

Recent Highlights

●	Follow-on orders for Arbe’s Phoenix radar in the robotaxi market: Arbe received additional orders from global robotaxi players using Phoenix to support L4 autonomy with 360-degree sensing. We believe the repeat orders further validate Phoenix’s ability to deliver the high-resolution performance and coverage required for full eyes-off autonomous platforms.

●	Arbe began shipping chipsets to Hirain for its L4 project which it announced in December: Hirain, Arbe’s Tier 1, is using Arbe’s chipset for a high-resolution 48x48 imaging radar project with a Chinese automaker.

●	Hirain is expanding Arbe’s reach in China with a new 24x12 channel radar platform: In addition to its existing 48x48 radar system, Hirain is developing another radar platform for the Chinese market based on Arbe’s chipset. With 34.4 million vehicles sold in China in 2025, the new Hirain platform gives Arbe a direct path into one of the world’s largest and fastest-moving markets for L2+ and L3 deployment.

●	Growing automotive traction: Arbe continues to advance data collection initiatives with global automakers and leading mobility players. Furthermore, Arbe has moved into the advanced selection processes with specific Chinese and European automakers. This is a part of the Company’s efforts to advance global adoption of its ultra-high-resolution radar technology.

●	Arbe begins sales of full radar systems: This complements Arbe’s chipset offerings. Arbe has established a dedicated production line to manufacture its radar systems. Initial units have been shipped to various major players in the perimeter-security, and physical AI fields.

●	Strengthened balance sheet: During the first quarter, Arbe closed an underwritten registered direct offering, raising $18.5 million in gross proceeds.

Management Comments

Kobi Marenko, President and Co-Founder of Arbe, commented, “The first quarter of 2026 has been one of accelerating execution against the broadened strategy we set out at the start of this year. We are focused on translating Arbe’s technology leadership into commercial momentum across multiple end markets in parallel. We have already received orders for radar systems serving a range of applications. These are all important steps in our broadening from a pureplay automotive chipset company to a supplier of complete radar solutions.”

Ram Machness, CEO of Arbe, added, “Recent decisions by leading automotive OEMs to reassess their first-generation L3 programs underscore why Arbe’s technology is important and needed. Arbe is being increasingly recognized as a leading technological provider and we continue to capitalize on our differentiated product, which provides the highest number of channels in the market at a lower price than competitors. Arbe is in discussions with many OEMs who view high-resolution radar as a critical element within their next generation of eyes-off driving.”

Concluded Mr. Machness, “The rise of physical AI is increasing the strategic value of high-quality sensing. Arbe’s dense, long-range, all-weather radar is positioned to be a critical perception layer for this next era of autonomy, in both automotive and the new verticals we are addressing. With our broadened market focus, transition to system sales, our growing commercial pipeline, and a strengthened balance sheet, we are confident that Arbe is well-positioned for the road ahead, which is expected to generate revenue growth in the upcoming quarters of 2026.”

First Quarter 2026 Financial Results Highlights

Revenues for Q1 2026 were $0.5 million, compared to $0.04 million in Q1 2025. Backlog as of March 31, 2026, amounted to $1 million.

Negative gross profit for Q1 2026 was ($0.1) million, compared to a negative gross profit of ($0.3) million in Q1 2025.

Operating expenses in Q1 2026 were $11.2 million, compared to $13.1 million in Q1 2025.

The decrease was primarily driven by lower share-based compensation expenses, which reflect the full vesting of equity grants, along with the latest award being structured half in cash and half in equity. The decrease was also related to a tape-out expense in Q1 2025 as part of our chip productization. This decrease was partially offset by the unfavorable foreign exchange impact and to a lesser extent by labor-based provisions and a merit increase.

Operating loss in Q1 2026 was $11.3 million, compared to a $13.4 million loss in Q1 2025.

Net loss in Q1 2026 was $9.4 million, compared to a net loss of $13.8 million in Q1 2025. Net loss in Q1 2026 included $1.9 million of financial income, compared to $0.5 million of financial expenses in Q1 2025. Financial income for Q1 2026 reflects the revaluation of the lease liability and convertible bond liability, and deposit interest, partially offset by the foreign exchange rate revaluations impact.

Adjusted EBITDA for Q1 2026, a non-GAAP measurement which excludes expenses for non-cash share-based compensation and non-recurring items, was a loss of $9.9 million, compared with a loss of $9.7 million in Q1 2025.

Management believes that this non-GAAP measurement is important in management’s evaluation of our use of cash and in planning and evaluating our cash requirements for the coming period.

During the first quarter, as planned and previously indicated, management implemented cost-reduction measures expected to result in an approximate 15% decrease in ongoing expenses. This reduction impact is expected to take effect from mid-Q2.

Balance Sheet and Liquidity Highlights

As of March 31, 2026, Arbe had $53.6 million in cash and cash equivalents and short-term bank deposits.

As of March 31, 2026, Arbe had $48.6 million in shareholders’ equity.

The Company complies with the financial covenants as set forth under the convertible debentures and holds cash substantially above the minimum threshold.

Outlook

Arbe is reaffirming its full year 2026 outlook provided in February 2026.

Based on current market conditions and customer engagement visibility, the Company’s outlook for 2026 is as follows:

●	Revenue in the range of $4 million to $6 million.

●	Adjusted EBITDA for 2026 is projected to be a loss in the range of ($28 million) to ($31 million), reflecting the Company’s strengthened balance sheet and cost-reduction measures.

This outlook reflects management’s current expectations as of today and is subject to change based on market conditions, customer adoption timelines, and other factors.

Arbe expects to continue signing additional automotive OEM design wins over time, beyond the recently announced design win. However, the timing of future wins remains dependent on OEM adoption cycles, which are taking longer than previously anticipated. As a result, the Company is not providing guidance on the timing of additional automotive OEM design wins.

Conference Call and Webcast Details

Arbe will host a conference call and webcast today, May 28, 2026, at 8:30 a.m. ET. Speakers will include Kobi Marenko, President and Co-Founder, Ram Machness, Chief Executive Officer, and Karine Pinto-Flomenboim, Chief Financial Officer.

The live call may be accessed via:

U.S. Toll Free: 1-844-481-3015

International: +1-412-317-1880

Israel:  1-809-212-373

The Company encourages participants to pre-register for the conference call using the following link:

https://dpregister.com/sreg/10208504/103de50d058

Participants may pre-register at any time, including up to and after the call start time.

A live webcast of the call can be accessed from the following link:

https://event.choruscall.com/mediaframe/webcast.html?webcastid=ywDGGTq9

The day after the call, an archived webcast of the call can be accessed from Arbe’s Investor Relations website at: https://ir.arberobotics.com.

About Arbe

Arbe (Nasdaq: ARBE), a global leader in ultra-high-resolution radar solutions, is driving a radar revolution. Its cutting-edge radar chipset delivers up to 100 times more detail than other radar systems on the market, empowering automakers and radar Tier-1s to develop safe driving systems that scale from ADAS to hands-free, eyes-off capabilities and up to full vehicle autonomy. Arbe’s technology addresses the most critical use cases by delivering real-time, 4-dimensional imaging that enables the perception stack with information such as precise mapping of drivable free space in highway and urban environments across all weather and lighting conditions. With its transformative impact across passenger, commercial, and industrial vehicle segments, as well as other advanced safety applications, Arbe is redefining the role of radar in next-generation mobility.

Headquartered in Tel Aviv, Israel, the Company also operates offices in the United States, Germany, and China. For more information, visit https://arberobotics.com/

Cautionary Note Regarding Forward-Looking Statements

This press release contains, and the conference call described in this press release will contain, “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. The words “expect,” “believe,” “estimate,” “intend,” “plan,” “anticipate,” “may,” “should,” “strategy,” “future,” “will,” “project,” “potential” and similar expressions indicate forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. These risks and uncertainties include our ability to transition to a scaled production company, to expand our presence in Level 4 robotaxi, robotruck and autonomous commercial and off-road vehicle markets, and to advance OEM and Tier 1 programs, to successfully develop and market our products in various other markets including perimeter-security, and physical AI fields; whether and when we receive secure the orders we anticipate and the extent of any orders in the various markets we are targeting we receive; our ability to meet expectations with respect to our financial guidance and outlook; the timing and completion of key product and project orders and milestones; expectations regarding our collaborations and business with third parties; the effect of tariffs and trade policies of the United States, China and other countries, whether announced or implemented; the effect on the Israeli economy generally and on the Company’s business resulting from the terrorism and the hostilities in Israel and with its neighboring countries including the effects of the continuing conflict with Hamas in Gaza despite the cease fire and any intensification of hostilities with others, including Iran and Hezbollah, and the effect of the call-up of a significant portion of its working population, including the Company’s employees; the effect of any potential boycott both of Israeli products and business and of stocks in Israeli companies; the effect of any action Iran or Hezbollah make take against Israel in the event the cease fire with Iran ends; the effect of any downgrading of the Israeli economy and the effect of changes in the exchange rate between the US dollar and the Israeli shekel; and the risk and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements,” “Item 3. Key Information – D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects” and in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, which was filed with the Securities and Exchange Commission (the “SEC”) on March 27, 2026, as well as other documents filed by the Company with the SEC. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and the Company does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Information contained on, or that can be accessed through, the Company’s website or any other website or any social media is expressly not incorporated by reference into and is not a part of this press release.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	March 31, 2026	December 31, 2025
Current Assets:	(Unaudited)
Cash and cash equivalents	8,265	4,028
Restricted cash	280	280
Short term bank deposits	45,035	40,690
Trade receivable	511	571
Other assets – funds held in escrow	24,787	24,525
Prepaid expenses and other receivables	1,791	1,685
Total current assets	80,669	71,779

Non-Current Assets
Operating lease right-of-use assets	1,542	893
Property and equipment, net	1,049	1,176
Total non-current assets	2,591	2,069

Total assets	83,260	73,848

Current liabilities:
Trade payables	352	774
Operating lease liabilities	501	679
Employees and payroll accruals	6,306	3,706
Convertible bonds	23,826	24,757
Accrued expenses and other payables	1,792	2,950
Derivative Liabilities	590	50
Total current liabilities	33,367	32,916

Long term liabilities
Operating lease liabilities	1,340	1,351
Warrant Liability - ITAC	2	12
Total long-term liabilities	1,342	1,363

SHAREHOLDERS’ EQUITY:
Ordinary Shares	*)	*)
Capital & Premium	357,351	338,947
Accumulated Deficit	(308,800)	(299,378)
Total shareholders’ equity	48,551	39,569

Total liabilities and shareholders’ equity	83,260	73,848

*)	Represents less than $1.

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	3 Months Ended March 31, 2026	3 Months Ended March 31, 2025
	(Unaudited)	(Unaudited)
Revenues	461	40
Cost of revenues	588	338
Gross loss	(127)	(298)

Operating Expenses:
Research and development, net	8,054	9,693
Sales and marketing	1,287	1,381
General and administrative	1,876	1,989
Total operating expenses	11,217	13,063

Operating loss	(11,344)	(13,361)

Financing expenses (Income ) net	(1,922)	457

Net loss	(9,422)	(13,818)

Basic net loss per ordinary share	(0.08)	(0.13)

Weighted-average number of ordinary shares used in computing basic net loss per ordinary share	122,618,751	107,617,231

Diluted net loss per ordinary share	(0.08)	(0.13)

Weighted-average number of ordinary shares used in computing diluted net loss per ordinary share	122,618,751	107,617,231

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	3 Months Ended March 31, 2026	3 Months Ended March 31, 2025
Cash flows from operating activities:	(Unaudited)	(Unaudited)
Net Loss	(9,422)	(13,818)

Adjustments to reconcile loss to net cash used in operating activities:
Depreciation	127	135
Share-based compensation	1,233	3,310
Warrants to service providers	43	209
Revaluation of warrants	(10)	(280)
Revaluation of convertible bonds	(698)	27
Finance income	(1,405)	(207)

Change in operating assets and liabilities:
Decrease in trade receivable	60	93
Decrease (increase) in prepaid expenses and other receivables	(106)	1,070
Operating lease ROU assets and liabilities, net	(19)	54
Increase (decrease) in trade payables	(422)	(70)
Increase (decrease) in employees and payroll accruals	2,600	(3)
Increase in Derivative Liabilities	540	1,712
Increase (decrease) in accrued expenses and other payables	(1,158)	1,546

Net cash used in operating activities	(8,637)	(6,222)

Cash flows from investing activities:
Change in bank deposits	(4,050)	(53,180)
Purchase of property and equipment	-	(25)

Net cash provided by (used in) investing activities	(4,050)	(53,205)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares, net of issuance costs	17,081	30,758
Issuance costs related to convertible bonds	-	21,696
Proceeds from exercise of warrants	-	493
Proceeds from exercise of options	47	438
Redemption of convertible notes upon voluntary conversion	(233)	-

Net cash provided by financing activities	16,895	53,385

Increase (decrease) in cash, cash equivalents and restricted cash	4,208	(6,042)
Effect of exchange rate fluctuations on cash and cash equivalent	29	(542)
Cash, cash equivalents and restricted cash at the beginning of period	4,308	13,768

Cash, cash equivalents and restricted cash at the end of period	8,545	7,184

RECONCILIATION OF GAAP NET LOSS TO NON-GAAP NET LOSS

(U.S. dollars in thousands, except share and per share data)

	3 Months Ended March 31, 2026	3 Months Ended March 31, 2025
GAAP net loss attributable to ordinary shareholders	(9,422)	(13,818)

Add:
Share-based compensation	1,233	3,310
Warrants to service providers	43	209
Revaluation of warrants and accretion	(10)	(280)
Convertible bonds accretion	(698)	27
Non-recurring expenses related to convertible bonds	-	960

Non-GAAP net loss	(8,854)	(9,592)

Basic Non-GAAP net loss per ordinary share	(0.07)	(0.09)

Weighted-average number of shares used in computing basic Non-GAAP net loss per ordinary share	122,618,751	107,617,231

Diluted Non-GAAP net loss per ordinary share	(0.08)	(0.09)

Weighted-average number of shares used in computing diluted Non-GAAP net loss per ordinary share	122,618,751	107,617,231

RECONCILIATION OF GAAP NET LOSS TO ADJUSTED EBITDA

(U.S. dollars in thousands)

	3 Months Ended March 31, 2026	3 Months Ended March 31, 2025
GAAP net loss attributable to ordinary shareholders	(9,422)	(13,818)

Add:
Financial expenses / (income), net	(1,922)	457
Depreciation	127	135
Share-based compensation	1,233	3,310
Warrants to service providers	43	209
Non-recurring expenses related to ATM	-	-
Adjusted EBITDA	(9,941)	(9,707)